SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 5)*

                         SILICON MOUNTAIN HOLDINGS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    98919P108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2010
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States and Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,712,492 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,712,492 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,712,492 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108

Item 1(a).  Name of Issuer: Silicon Mountain Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2300 Central Ave, Ste D
            Boulder, CO 80301


Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of Psource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC
            875 Third Avenue, 3rd Floor, New York, NY 10022

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  98919P108

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 1,712,492 shares of Common Stock

            (b)   Percent of Class: 9.99%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

                  (ii) shared power to vote or to direct the vote: 1,712,492 shares of Common Stock. *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,712,492 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------
* Based on 16,181,219 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of June 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2010, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a warrant ("Warrant H") to acquire 113,128 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (x) a warrant ("Warrant I") to acquire 114,792 Shares, at an exercise price $.01 per Share, subject to certain adjustments, (xi) a warrant ("Warrant J" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E Warrant F, Warrant G, Warrant H and Warrant I, the "Warrants") to acquire 172,081 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (xii) a Secured Convertible Term Note, in the aggregate principal amount of $1,998,529, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 751,641 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F Warrant G, Warrant H, Warrant I and Warrant J notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S., Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 98919P108

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 11, 2011
                                        ----------------
                                        Date


                                        LAURUS MASTER FUND, LTD. (In
                                        Liquidation)
                                        By:  Laurus Capital Management, LLC
                                        its investment manager


                                        /s/ Russell Smith
                                        -------------------------------------
                                        Russell Smith
                                        Joint Official Liquidator (for the
                                        account of Laurus Master Fund, Ltd. and
                                        with no personal liability)

                                        February 11, 2011

CUSIP No. 98919P108

                                   APPENDIX A


A. Name:                       Laurus Capital Management, LLC, a
                               Delaware limited liability company
   Business Address:           875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Delaware


B. Name:                       PSource Structured Debt Limited
                               a closed ended company incorporated with
                               limited liability in Guernsey
   Business Address:           c/o Laurus Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Guernsey


C. Name:                       Valens U.S. SPV I, LLC,
                               a Delaware limited liability company
   Business Address:           c/o Valens Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Delaware


D. Name:                       Valens Offshore SPV I, Ltd., a
                               Cayman Islands limited company
   Business Address:           c/o Valens Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Cayman Islands


E. Name:                       Valens Offshore SPV II, Corp.
                               a Delaware corporation
   Business Address:           c/o Valens Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Delaware


F. Name:                       Valens Capital Management, LLC,
                               a Delaware limited liability Company
   Business Address:           875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Place of
   Organization:               Delaware

G. Name:                       David Grin
   Business Address:           c/o Laurus Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022
   Principal
   Occupation:                 Principal of Laurus Capital Management, LLC and
                               Valens Capital Management, LLC
   Citizenship:                United States and Israel


H. Name:                       Eugene Grin
   Business Address:           c/o Laurus Capital Management, LLC
                               875 Third Avenue, 3rd Floor
                               New York, New York 10022

   Principal
   Occupation:                 Principal of Laurus Capital Management, LLC
                               and Valens Capital Management, LLC
   Citizenship:                United States


I. Name:                       Chris Johnson
   Business Address:           Elizabethan Square, 80 Shedden Road, George Town,
                               Grand Cayman, Cayman Islands KY1-1104
   Principal Occupation:       Managing Director, Johnson Smith Associates Ltd.

   Citizenship:                Cayman Islands


J. Name:                       Russell Smith
   Business Address:           Elizabethan Square, 80 Shedden Road, George Town,
                               Grand Cayman, Cayman Islands KY1-1104
   Principal Occupation:       Director, Johnson Smith Associates Ltd.

   Citizenship:                Cayman Islands

CUSIP No. 98919P108

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
--------------------------------------------
    Eugene Grin
    Principal
    February 11, 2011


Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
Individually and as an investment manager

/s/ Eugene Grin
--------------------------------------------
    Eugene Grin
    Authorized Signatory
    February 11, 2011


/s/ Chris Johnson
--------------------------------------------
    Chris Johnson, on his individual behalf
    February 11, 2011


/s/ Russell Smith
--------------------------------------------
    Russell Smith, on his individual behalf
    February 11, 2011


/s/ David Grin
--------------------------------------------
    David Grin
    February 11, 2011


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 11, 2011